SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

BOARD COMMITTEES RECOMMEND THAT GRUPO ELEKTRA
PRESERVES 18.1% INDIRECT PARTICIPATION IN TV AZTECA

—Board is Expected to Ratify Unanimous Recommendation
of Audit and Related Parties Committees—

     Mexico City, March 27, 2006. Grupo Elektra, S.A. de C.V. (BMV: ELEKTRA*; Latibex: XEKT), the leading retail, consumer finance and banking and financial services provider in Latin America, announced today that the Board’s audit and related parties committees recommended not to exercise the option to exchange shares of Comunicaciones Avanzadas (CASA) for Certificados de Participación Ordinaria (CPOs) of TV Azteca (BMV: TVAZTCA; Latibex: XTZA), maintaining the company’s 18.1% indirect participation in TV Azteca.

     As was previously announced, in March 1996, Grupo Elektra acquired a 35.9% equity stake of CASA, a holding company that controls 89.9% of Azteca Holdings. The latter holds a 56.2% stake of TV Azteca, resulting in Grupo Elektra having an indirect participation equivalent to 18.1% of TV Azteca’s equity.

     Until March 25, 2006, Grupo Elektra had the right to exchange its indirect stake of 18.1% (which has a market value of approximately US$294 million1), for CPOs that represent 7.6% of TV Azteca’s equity (equivalent to approximately US$142 million2). The audit and related parties committees, fully comprised of independent directors, unanimously recommended not to exercise the exchange option, in order not to lose value through the exercise.

     The committees considered that the recommendation not to exercise the option is a superior alternative for shareholders of the company, given the important capitalization value of TV Azteca, its solid position in the dynamic media sector in Mexico, and expectations of notable growth domestically and in the US Hispanic market. It is expected that the Board, during its next session to be held in May, ratifies the recommendation of the committees.

     Grupo Elektra is committed to continuously search for alternatives that enhance the creation of value for its shareholders, and for the growing middle class in Mexico and Latin America.

__________________________________
1 (540.9 million of TV Azteca´s CPOs x Ps. 6.8) / Ps. 10.85 = US$339 million – US$45 million (participation in Azteca Holdings’ liabilities) = US$294 million.
2 (226.4 million of TV Azteca´s CPOs x Ps. 6.8) / Ps. 10.85 = US$142 million.

Company Profile:

     Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha, Bodega de Remates and Elektricity stores and over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras, Peru and Panama. Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through approximately 1,400 Banco Azteca branches located within its stores, as a stand-alone, and in other channels in Mexico and Panama. Banking and financial services include loans, electronic money transfer services, extended warranties, demand deposits, pension-fund management, insurance, and credit information services.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in filings with the securities authorities.

Contacts:

Dinorah Macias	Bruno Rangel
Investor Relations	Director of Investor Relations
Grupo Elektra S.A. de C.V.	Grupo Salinas
Tel. +52 (55) 1720-7819	Tel. +52 (55) 1720-9167
Fax. +52 (55) 1720-7822	Fax +52 (55) 1720-0831
dmacias@elektra.com.mx	jrangelk@gruposalinas.com.mx

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2006

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.